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                             September 8, 2021

       Rick Dunn
       Chief Financial Officer
       Satellogic Inc.
       Ruta 8 Km 17,500, Edificio 300
       Oficina 324 Zonam  rica
       Montevideo, 91600, Uruguay

                                                        Re: Satellogic Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed August 12,
2021
                                                            File No. 333-258764

       Dear Mr. Dunn:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       General

   1. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by
non-redeeming shareholders by including a sensitivity analysis showing a range of
redemption scenarios, including minimum, maximum and interim redemption levels.
   2. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration
provided in exchange for this agreement.
   3. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise
your disclosure to disclose the effective underwriting fee on a
 Rick Dunn
FirstName   LastNameRick Dunn
Satellogic Inc.
Comapany 8,
September   NameSatellogic
               2021        Inc.
September
Page  2     8, 2021 Page 2
FirstName LastName
         percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
4. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

5. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

6. Please revise the conflicts of interest discussion so that it highlights all material interests
         in the transaction held by the sponsor and the company   s officers
and directors. This could
         include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

7. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

8. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
9. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s sponsors, directors, officers or
their affiliates will
         participate in the private placement.
10. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
11. Please highlight the risk that the sponsor will benefit from the completion of a business
 Rick Dunn
FirstName   LastNameRick Dunn
Satellogic Inc.
Comapany 8,
September   NameSatellogic
               2021        Inc.
September
Page  3     8, 2021 Page 3
FirstName LastName
         combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
12. Please prominently disclose Nettar's current level of indebtedness. What interests do CF V's current officers and directors have in the Business Combination?, page
20

13. Please revise the ninth bullet to quantify the discount and to disclose the type and number of securities. Please also disclose that the Sponsor is entitled to receive up to 250,000 FPC
         Additional Shares.
PIPE Subscription Agreements, page 32

14. Please revise to quantify the maximum number of PIPE Additional Shares that may be issued.
Risk Factors, page 58

15. Please include risk disclosure regarding the PIPE Additional Shares, FPC Additional
         Shares and Series X additional shares including any dilution risks and disclose the maximum number of shares that may be issued. Clarify whether recent common stock trading prices would meet the threshold for issuance of these additional shares.
Background of the Business Combination, page 150

16. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, valuation, consideration, minimum cash amount, proposals and counter-proposals, and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
Certain Forecasted Information for the Company, page 160

17. We note your disclosure that the financial projections reflects assumptions with respect to general business, economic, regulatory, market and financial conditions and other factors.
         Please revise to describe such assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future.
18. We note that the projections were initially prepared in December 2020 and updated periodically in February, March and April 2021. Please tell us whether projections included are materially the same as the draft projections.
If they are materially
         different, please explain to us these differences, including different assumptions, what changes were made and why.
 Rick Dunn
Satellogic Inc.
September 8, 2021
Page 4
19. You currently have a backlog of $38 million in signed contracts and you forecast approximately $800 million in revenue by 2025. There is no disclosure to support this pipeline of revenue opportunity nor is there any disclosure justifying management's ability to convert contracted revenues and the pipeline of potential contracts into actual revenues. Since you will need to generate over $100 million in annual revenue to meet your goal of profitability within 2 years, we would expect to see enhanced and prominent disclosure supporting the company's ability to achieve these metrics.
20. Refer to the following disclosure: [t]he forecasts . . . were not intended for third-party use, including by investors or holders. You are cautioned not to rely on the forecasts in making a decision regarding the transaction . . . ." Please explain the extent to which you are
         cautioning investors regarding their rights under the federal securities laws and tell us the basis for your apparent belief that you can limit investors' reliance on the disclosure in your prospectus in this manner.
Beneficial Ownership Of Securities, page 223

21. Please include footnotes that provide the information required by Item 7.A.3 of Form 20-
         F.
Exhibits

22. We note your disclosure that Nettar entered into a multi-launch agreement with SpaceX.
         Please file the agreement as an exhibit.
23.      Please file the agreement with ABDAS.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Andi Carpenter at 202-551-3645 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameRick Dunn                                     Sincerely,
Comapany NameSatellogic Inc.
                                                                Division of
Corporation Finance
September 8, 2021 Page 4
FirstName LastName
                                                                Office of
Manufacturing